**MAX INTERNATIONAL, INC.
AND SUBSIDIARIES**

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2023 and 2022

AUDIT REPORT OF
ACCELL AUDIT & COMPLIANCE, P.A.

for Years Ended December 31, 2023 and 2022

(attached)



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of
Max International, Inc. and Subsidiaries

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Max International, Inc. and Subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations and comprehensive loss, shareholders' deficit and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Prior Period Financial Statements

The financial statements of the Company as of December 31, 2022 were audited by other auditors whose report dated July 25, 2023, on those statements expressed an unmodified opinion and included a going concern section that described the Company's recurring losses from operations and net capital deficiency in Note 18 to the financial statements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 14. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

3001 N. Rocky Point Dr. East, Suite 200 • Tampa, Florida 33607 • 813.367.3527

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Max International, Inc. and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Accell Audit & Compliance, PA

Tampa, Florida
June 15, 2024

AUDIT REPORT OF SQUIRE & CO

for Years Ended December 31, 2022 and 2021

(attached)



INDEPENDENT AUDITOR'S REPORT

To the Members of
Max International, LLC and Subsidiaries

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Max International, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, members' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Max International, LLC and Subsidiaries as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Max International, LLC and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 18 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 18. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

squire.com   **Salt Lake City Office**   **Orem Office**   *Squire is a dba registered to*
801.533.0409   801.225.6900   *Squire & Company, PC, a certified*
215 S State Street #850   1329 South 800 East   *public accounting firm*
Salt Lake City, UT 84111   Orem, UT 84097

B-6

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Max International, LLC and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Max International, LLC and Subsidiaries' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Max International, LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Squire + Company, PC

Orem, Utah
July 25, 2023

MAX INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and 2022

	2023	2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,250,868	$ 1,245,473
Accounts receivable, net	421,530	480,000
Inventories, net	813,484	2,249,078
Deferred tax asset	-	149,345
Prepaid expenses and other current assets	692,064	1,407,905
Total current assets	3,177,946	5,531,801
Property and equipment, net	845,449	866,542
Intangible assets, net	418,191	461,504
Right of use assets, net	185,630	517,890
Other assets	204,704	487,984
Total assets	$ 4,831,920	$ 7,865,721
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	$ 8,501,232	$ 6,205,195
Line of credit	3,559,717	4,000,000
Notes payable - related party	4,125,238	9,667,813
Accrued interest on notes payable - related party	182,259	4,906,741
Current portion of note payable	102,214	-
Current portion of operating lease liabilities	165,934	112,921
Total current liabilities	16,636,594	24,892,670
Note payable, net of current portion	147,786	150,000
Operating lease liabilities, net of current portion	19,696	411,413
Total liabilities	16,804,076	25,454,083
Shareholders' Deficit		
Preferred stock, $0.001 par value, 13,000,000 shares authorized, 1,563,667 and 0 shares issued and outstanding at December 31, 2023 and 2022, respectively	1,564	-
Common stock, $0.001 par value, 100,000,000 shares authorized, 5,999,982 and 0 shares issued and outstanding at December 31, 2023 and 2022, respectively	6,000	-
Additional paid-in capital	22,261,980	5,719,915
Accumulated other comprehensive income (loss)	(15,038)	1,742,789
SAFE equity	-	65,000
Accumulated deficit	(34,226,662)	(25,116,066)
Total shareholders' deficit	(11,972,156)	(17,588,362)
Total liabilities and shareholders' deficit	$ 4,831,920	$ 7,865,721

The accompanying notes are an integral part of these consolidated financial statements.

MAX INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Years Ended December 31, 2023 and 2022

	2023	2022
Revenue	$ 14,603,138	$ 25,464,199
Cost of Sales	5,720,486	6,394,965
Gross Profit	8,882,652	19,069,234
Operating Expenses:		
Distributor incentives	4,543,208	9,414,819
General and administrative	10,671,334	13,725,360
Research and development	448,000	480,450
Total operating expenses	15,662,542	23,620,629
Operating Loss	(6,779,890)	(4,551,395)
Other Income (Expense):		
Interest and other income	-	913,092
Other expense	(224,755)	(1,125,975)
Loss on foreign exchange	(247,207)	(1,297,017)
Gain on sale of intangible asset	-	599,990
Interest expense	(1,654,629)	(890,513)
Total other income (expense)	(2,126,591)	(1,800,423)
Net Loss before Income Taxes	(8,906,481)	(6,351,818)
Income Tax Expense (Benefit)	140,160	(15,642)
Net Loss	(9,046,641)	(6,336,176)
Other Comprehensive Income (Loss):		
Foreign currency translation adjustment	(1,757,827)	2,292,467
Comprehensive Loss	(10,804,468)	(4,043,709)
Preferred stock dividends	(63,955)	-
Net loss available to common shareholders	$ (10,868,423)	$ (4,043,709)

The accompanying notes are an integral part of these consolidated financial statements.

MAX INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Years Ended December 31, 2023 and 2022

	Preferred Stock		Common Stock		Paid-In	SAFE	Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Capital	Equity	Deficit	Income (Loss)	Total
Balance, December 31, 2021	-	$ -	-	$ -	$ 5,719,915	$ -	$ (18,779,890)	$ (549,678)	$ (13,609,653)
Issaunce of SAFE equity	-	-	-	-	-	65,000	-	-	65,000
Net loss	-	-	-	-	-	-	(6,336,176)	-	(6,336,176)
Foreign currency translation adjustment		-	-	-	-	-	-	2,292,467	2,292,467
Balance, December 31, 2022	-	-	-	-	5,719,915	65,000	(25,116,066)	1,742,789	(17,588,362)
Recapilatization from LLC to corporation	-	-	5,999,982	6,000	(6,000)	-	-	-	-
Conversion of debt, interest and SAFE equity to preferred shares	1,555,151	1,555	-	-	15,392,533	(65,000)	-	-	15,329,088
Warrants issued for services	-	-	-	-	1,091,586	-	-	-	1,091,586
Preferred stock dividends	8,516	9	-	-	63,946	-	(63,955)	-	-
Net loss	-	-	-	-	-	-	(9,046,641)	-	(9,046,641)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,757,827)	(1,757,827)
Balance, December 31, 2023	1,563,667	$ 1,564	5,999,982	$ 6,000	$ 22,261,980	$ -	$ (34,226,662)	$ (15,038)	$ (11,972,156)

The accompanying notes are an integral part of these consolidated financial statements.

MAX INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2023 and 2022

	2023	2022
Cash Flows from Operating Activities:		
Net loss	$ (9,046,641)	$ (6,336,176)
Adjustments to reconcile net loss to net		
cash used by operating activities:		
Depreciation and amortization	775,753	483,428
(Gain) loss on disposal of assets	11,908	(599,990)
Stock compensation	1,091,586	-
Changes in operating assets and liabilities:		
Accounts receivable, net	58,470	(480,000)
Inventories, net	1,435,594	440,249
Prepaid expenses and other current assets	715,841	225,228
Defered taxes	149,345	(46,443)
Other assets	283,280	49,674
Accounts payable and accrued expenses	2,296,037	(578,771)
Operating lease liabilities	(338,704)	(81,042)
Accrued interest on member payables	1,188,832	862,364
Net cash from operating activities	(1,378,699)	(6,061,479)
Cash Flows from Investing Activities:		
Proceeds from sale of intangible asset	-	1,800,000
Purchase of intangible assets	-	(94,430)
Purchase of property and equipment	(390,995)	(639,930)
Net cash from investing activities	(390,995)	1,065,640
Cash Flows from Financing Activities:		
Net change in line of credit	(440,283)	(707,605)
Proceeds from issuance of notes payable - related party	3,873,199	1,577,039
Proceeds from issuance of notes payable	250,000	-
Payments on notes payable	(150,000)	(350,000)
Issuance of SAFE equity	-	65,000
Net cash from financing activities	3,532,916	584,434
Effect of Rate Changes	(1,757,827)	2,712,522
Net Change in Cash and Cash Equivalents	5,395	(1,698,883)
Cash and Cash Equivalents at Beginning of Year	1,245,473	2,944,356
Cash and Cash Equivalents at End of Year	$ 1,250,868	$ 1,245,473

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – THE COMPANY

These consolidated financial statements include the accounts of Max International, Inc. and its wholly-owned subsidiaries: Max Living Company; Max Health and Living Intl., Inc.; Mully Import, Inc.; Max Health and Living International (New Zealand) Limited, LLC; Max Health and Living (AUST) PTY LTD; Max Health & Living International (Singapore) PTE LTD; Max Health Colombia; Max International, LTDA. de C.V.; Max International Sales, Inc; Max Health & Living Worldwide (Malaysia) SDN BHD; Max Health & Living International (HK) Limited; Max International, LLC (Ghana); Max Health and Living International (Costa Rica) LLC, Limitada; Max Health and Living Products Nigeria LTD; Max International Cote de D'Ivoire; Max International Guatemala, Sociedad Anonim; Max International, LLC (Ecuador);Max Health & Living International DR, S.A.S. (Dominican Republic); Max Health and Living Products Cameroun SARL; Max Health & Beauty Products Kenya Limited; and Max Health and Living Mexico. Max International, Inc. and Subsidiaries are collectively referred to as the "Company" in these consolidated financial statements.

Max International, Inc. (Max USA) is a global direct selling company that markets nutritional products through a network of independent distributors. Max USA also distributes product to certain subsidiaries. Max USA was organized in the state of Utah on September 26, 2006, as a limited liability company with a 99-year life.

Max Living Company (Max Canada) is a direct selling company incorporated in Nova Scotia, Canada on August 14, 2007, and began operations in January 2008.

Max Health and Living Intl., Inc. (Max Philippines) is a direct selling company incorporated in Metro Manila Philippines on August 1, 2008. In 2021, operations of Max Philippines began to shift to Mully Import, Inc. Mully Import, Inc. is a direct selling company incorporated in the Philippines on March 9, 2021. The numbers of Max Philippines represent consolidated operations of Max Health and Living Intl., Inc. and Mully Import, Inc. for the year ended December 31, 2021.

Max Health and Living International (New Zealand) Limited, LLC (Max New Zealand) is a direct selling company incorporated in the state of Delaware on December 19, 2012, operating a branch in Auckland, New Zealand, which began operations in January 2013. Prior to that entity the New Zealand operations of the Company ran through Max Health and Living International (NZ) Limited, which ended operations in December 2012.

Max Health and Living (AUST) PTY LTD (Max Australia) is a direct selling company incorporated in Australia on August 2, 2010, which began operations in January 2011.

Max Health & Living International (Singapore) PTE LTD (Max Singapore) is a direct selling company incorporated in Singapore on December 1, 2010, which began operations in January 2011.

Max Health Colombia (Max Colombia) is a direct selling company incorporated in Colombia on June 23, 2011, and began operations in February 2012.

Max International, LTDA. de C.V. (Max El Salvador) is a direct selling company incorporated in El Salvador on July 11, 2011, which began operations in December 2012.

Max International Sales, Inc (Max Sales) is a United States IC-DISC corporation created to promote U.S. exports incorporated in the state of Delaware on January 8, 2013.

Max Health & Living Worldwide (Malaysia) SDN BHD (Max Malaysia) is a direct selling company incorporated in Malaysia on February 9, 2012, which began operations in April 2013.

Max Health & Living International (HK) Limited (Max Hong Kong) is a direct selling company incorporated in Hong Kong on April 2, 2013, which began operations in November 2013.

Max International, LLC registered a branch in Ghana (Max Ghana) on February 3, 2014, which began operations in March 2014.

Max Health and Living International Costa Rica LLC Limitada (Max Costa Rica) is a direct selling company incorporated in Costa Rica on August 28, 2014, which began operations in March 2015.

Max Health and Living Products Nigeria LTD (Max Nigeria) is a direct selling company incorporated in Nigeria on December 5, 2014, which began operations in March 2015.

Max International Cote D'Ivoire (Max Ivory Coast) is a direct selling company incorporated in Ivory Coast on May 25, 2016, which began operations in May 2016.

Max International Guatemala, Sociedad Anonima (Max Guatemala) is a direct selling company incorporated in Guatemala on March 16, 2016, which began operations in January 2017.

Max International, LLC registered a branch in Ecuador (Max Ecuador) on January 22, 2018, which began operations in January 2019.

Max Health & Living International DR, S.A.S. (Max Dominican Republic) is a direct selling company incorporated in Dominican Republic on March 19, 2015, which began operations in December 2019.

Max Health and Living Products Cameroun SARL (Max Cameroon) is a direct selling company incorporated in Cameroon on February 22, 2021, which began operations in 2022.

Max Health & Beauty Products Kenya Limited (Max Kenya) is a direct selling company incorporated in Kenya on November 4, 2020, which began operation in 2022.

Max Health and Living Mexico (Max Mexico) is a direct selling company incorporated in Mexico on April 5, 2018, which began operations on February 28, 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consists of renewal fees owed to the Company by associates. The balance due of $702,550 and $800,000 as December 31, 2023 and 2022, respectively, is shown net of an allowance for potential uncollectible amounts of $281,020 and $320,000, respectively.

Inventories

Inventories consist primarily of nutritional products held for resale and are stated at the lower of cost or market, using the first-in, first-out method. At December 31, 2023 and 2022, management has recorded a reserve for obsolete and slow moving inventories of $90,387 and $239,438, respectively.

Prepaid Expenses and Other Current Assets

The Company has made payments for insurance, inventory, taxes, event fees, and other deposits that will be received, consumed or used in a future period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These differences may be material.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Leasehold improvements	2-5 years
Furniture and office equipment	5 years
Computer equipment and software	3 years

Maintenance and repairs are expensed as incurred. Depreciation and amortization of property and equipment totaled $400,180 and $352,629 as of December 31, 2023 and 2022.

Impairment of Long-Lived Assets

The Company determines its long-lived assets impairment in accordance with ASC 360. The Company evaluates long-lived assets, such as property and equipment and depreciable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Indefinite lived intangible assets are tested for impairment at least annually. If indicators of impairment exist and the undiscounted future cash flows that the assets are expected to generate are less than the carrying value of the assets, the Company reduces the carrying amount of the assets to their estimated fair values based on a discounted cash flow approach or, when available and appropriate, to comparable market values. There were no impairment losses recorded for the years ended December 31, 2023 or 2022.

Intangible Assets

Intangible assets consist of an internet domain name, patents, and software. Patents and software are being amortized over 20 years and the domain name is not amortized. Amortization of intangible assets was $43,313 for the years ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606. Revenue is recognized when products are shipped, which is when title passes to independent distributors who are the Company's wholesale customers. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount:

i.   Identification of the promised goods in the contract;
ii. Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
iii. Measurement of the transaction price, including the constraint of variable consideration;
iv. Allocation of the transaction price of the performance obligations; and
v.   Recognition of revenue when (or as) the Company satisfies each performance obligation.

Management evaluates product returns and records a reserve as needed based on historical experience. Products can be returned for a 100% refund within the first 30 days of when the order was placed. After 30 days any unopened product can be returned for a refund, net of a restocking fee. At December 31, 2023 and 2022, no reserve for product returns was deemed necessary. The Company generally requires cash or credit card payment at the point of sale. Amounts received prior to shipment and title passage to distributors are recorded as deferred revenue. At December 31, 2023 and 2022, the deferred revenue amount was $85,288 and $317,064, respectively. The Company classifies selling discounts and rebates as a reduction of revenue at the time a sale is recorded. Shipping and handling fees charged to distributors are included in revenue, and shipping and handling costs paid by the Company are included in cost of sales in these consolidated financial statements. Sales and other transaction related taxes are excluded from revenue.

Distributor Incentives

Distributor incentives include commission payments made under the Company's global sales compensation plan. Distributors earn commissions by arranging or facilitating a sale of commissionable product, with the ability to earn additional incentives for reaching volume objectives. Also included are expenses for meetings, events, contests and other promotions for distributors outside of the global sales compensation plan to further incentivize distributors.

Comprehensive Income

The Company accounts for comprehensive income in accordance with ASC 220, which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items recognized under this statement of accounting standards as components of comprehensive income are required to be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income is the total of net income and other comprehensive income which, for the Company, is comprised entirely of foreign currency translation adjustments.

Income Taxes

During 2023, MAX USA converted from a limited liability company to a corporation. Prior to this conversion, Max USA was a non-taxpaying entity for income tax purposes, and thus, no income tax expense has been recorded in the statements of operations for Max USA. Income of Max USA was passed through to the members' individual tax returns.

In accordance with ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in Income in the period that includes the enactment date.

The Company has adopted the provisions set forth in ASC 740 to account for uncertainty in income taxes. In the preparation of income tax returns in federal, state and foreign jurisdictions, the Company asserts certain tax positions based on its understanding and interpretation of the income tax law. The taxing authorities may challenge such positions, and the resolution of such matters could result in recognition of income tax expense in the Company's financial statements. Management believes it has used reasonable judgments and conclusions in the preparation of its income tax returns. As of December 31, 2023, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year.

The Company uses the "more likely than not" criterion for recognizing the tax benefit of uncertain tax positions and to establish measurement criteria for income tax benefits. The Company does not anticipate any significant changes in such uncertainties and judgments during the next 12 months.

The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on its balance sheets at December 31, 2023 or 2022.

The federal and state income tax returns of Max USA are subject to examination by the IRS and state taxing agencies, generally for three years after they were filed.

Research and Development

Research and development costs are expense as incurred and totaled approximately $448,000 and $480,000 for the years ended December 31, 2023 and 2022, respectively.

Advertising

Advertising costs are expensed as incurred and totaled approximately $6,000 and $25,000 for the years ended December 31, 2023 and 2022, respectively.

Stock Based Compensation

The Company recognizes stock-based compensation in accordance with ASC 718 which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to an Employee Stock Purchase Plan, based on the estimated fair values. For non-employee stock-based compensation, the Company recognizes compensation based on the fair value of the related stock, warrants or options or the fair value of the services on the grant date, whichever is more readily determinable in accordance with ASC 718.

Foreign Currency Translation

A portion of the Company's sales and operations occur outside the United States. Each subsidiary's local currency is considered to be its functional currency. Since the Company reports its financial position and results of operations in U.S. dollars, it is necessary to translate each foreign subsidiary's financial position and results of operations into U.S. dollars prior to consolidation. Each foreign subsidiary's assets and liabilities are translated into U.S. dollars at exchange rates existing at the balance sheet dates. Revenue and expenses are translated at average exchange rates, and equity is recorded at historical exchange rates.

The resulting currency translation adjustments are recorded in comprehensive income (loss) and as a separate component of equity in the consolidated statements of members' deficit. Realized foreign transaction gains and losses are included in the consolidated statements of operations.

Intercompany Accounts and Transactions

All significant intercompany accounts and transactions have been eliminated in these consolidated financial statements.

NOTE 3 – INVENTORIES

Inventories consist of the following as of December 31, 2023 and 2022:

	2023	2022
Finished goods	$ 697,551	$ 2,241,708
Raw materials	206,320	246,808
Reserve	(90,387)	(239,438)
Total inventories, net	$ 813,484	$ 2,249,078

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2023 and 2022:

	2023	2022
Buildings	$ 29,674	$ 29,674
Leasehold improvements	1,099,892	707,884
Furniture and office equipment	1,232,879	1,232,879
Computer equipment and software	1,117,652	1,117,652
Contruction in progress	-	12,921
Vehicles	219,027	219,027
Accumulated depreciation	(2,853,675)	(2,453,495)
Total property and equipment, net	$ 845,449	$ 866,542

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist of the following as of December 31, 2023 and 2022:

	2023	2022
Patents	$ 994,985	$ 994,985
Software	229,733	229,733
Total	1,224,718	1,224,718
Less accumulated amortization	(806,527)	(763,214)
Total intangible assets, net	$ 418,191	$ 461,504

Amortization expense for each of the succeeding five years is expected to be as follows:

Year Ending December 31,	
2024	$ 43,313
2025	43,313
2026	43,313
2027	43,313
2028	43,313
Thereafter	201,626
	$ 418,191

NOTE 6 – RELATED PARTY TRANSACTIONS AND AGREEMENTS

During the years ended December 31, 2023 and 2022, the Company recorded the following related party transactions:

Commissions

During 2013, an entity owned by members of the Company acquired a distributor position. Commissions paid to related parties totaled approximately $0 and $168,000 for the years ended December 31, 2023 and 2022, respectively.

Notes Payable – Related Party

Notes payable – related party consist of the following as of December 31, 2023 and 2022:

	2023	2022
Related party payable, interest at 10%, due on demand, collateralized by accounts receivable and inventory	$ -	$ 500,000
Related party payable, semi-annual interest payments at 10%, due on demand, collateralized by patents and all intellectual property of the Company	-	1,800,000
Related party payable, semi-annual interest payments at 10%, due on demand, collateralized by accounts receivable, inventory, and sales proceeds thereof	-	745,774
Related party payable, due on demand, no interest, not collateralized	-	50,000
Related party payable, semi-annual interest payments at 10%, due on demand, not collateralized, convertible to equity	250,000	250,000
Related party payable, semi-annual interest payments at 10%, due on demand, not collateralized, convertible to equity	3,560,238	492,039
Related party payable, semi-annual interest payments at 10%, due on demand, not collateralized, convertible to equity	115,000	115,000
Related party payable, semi-annual interest payments at 10%, due on demand, not collateralized, convertible to equity	200,000	200,000
Related party payable, semi-annual interest payments at 10%, due on demand, not collateralized	-	20,000
Related party payable, interest at 10%, due on demand, collateralized by assets of the company	-	2,995,000
Related party payable, due on demand, interest at 10%, not collateralized	-	2,500,000
Total notes payable - related party	$ 4,125,238	$ 9,667,813

NOTE 7 – LINE OF CREDIT

The Company has a $4,000,000 line of credit with a bank. The line of credit is in default, incurs interest at 12% and matured June 2023. The balance outstanding on this line of credit, including interest, is $3,559,717 and $4,000,000 as of December 31, 2023 and 2022, respectively.

NOTE 8 – NOTE PAYABLE

	2023	2022
Note payable to the Small Business Administration, monthly principal and interest payments of $731, interest at 3.75%, due August 2050.	150,000	150,000
Related party payable, due on demand, interest at 10%, not collateralized	100,000	-
	250,000	150,000
Less current portion	(102,214)	-
Notes payable, net of current portion	$ 147,786	$ 150,000

Future maturities of note payable are as follows:

Year Ended December 31,	
2024	102,214
2025	3,286
2026	3,412
2027	3,542
2028	3,691
Thereafter	133,855
	$ 250,000

NOTE 9 – SAFE EQUITY

During the year ended December 31, 2022, the Company entered into Simple Agreement for Future Equity (SAFE) agreements totaling $65,000. The agreements allow for the investor to have interest in either common or preferred shares at the close of any capital financing that occurs during the term of the agreement. These agreements were converted into preferred shares during 2023.

NOTE 10 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate of 21% is being used.

On February 16, 2023, Max USA converted from a limited liability company, a pass through entity for tax purposes, to a corporation subject to U.S. taxes. Future utilization of currently generated U.S. federal and state NOL and tax credit carry forwards may be subject to a substantial annual limitation due to the ownership change limitations. The annual limitation may result in the expiration of NOL and tax credit carry-forwards before full utilization. The Company calculates its expected tax benefit using the federal statutory rate of 21%. As of December 31, 2023, the Company has U.S. net operating loss (NOL) carryforwards of approximately $7.2 million.

The Company also has foreign NOL carryforwards of approximately $16.6 million and $14.9 million as of December 31, 2023 and 2022, respectively.

The Company has a full valuation allowance against its deferred tax assets at December 31, 2023. The Company has a deferred tax asset for foreign NOL carryforwards of approximately $149,000 at December 31, 2022.

NOTE 11 – OPERATING LEASES

Operating lease right-of-use asset and liability are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value is the incremental borrowing rate, estimated to be 10%, as the interest rate implicit in most of the Company's leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term. Since the common area maintenance expenses are expenses that do not depend on an index or rate, they are excluded from the measurement of the lease liability and recognized in general and administrative expenses on the consolidated statements of operations.

Right-of-use asset is summarized below:

	As of December 31, 2023	As of December 31, 2022
Office lease	$ 822,236	$ 822,236
Less accumulated amortization	(636,606)	(304,346)
Right-of-use asset, net	$ 185,630	$ 517,890

Operating lease liability is summarized below:

	As of December 31, 2023	As of December 31, 2022
Office lease	$ 185,630	$ 524,334
Less: current portion	(165,934)	(112,921)
Long term portion	$ 19,696	$ 411,413

Maturity of the lease liability is as follows:

Year Ended December 31, 2024	$	184,372
Year Ended December 31, 2025		21,884
Total future minimum lease payments		206,256
Less imputed interest		(20,626)
PV of payments	$	185,630

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Legal Contingencies

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals.

NOTE 13 – SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest was approximately $100,000 and $420,000 for the years ended December 31, 2023 and 2022, respectively. Cash paid for income taxes was approximately $141,000 and $48,000 for the years ended December 31, 2023 and 2022, respectively.

During the year ended 2023, the Company converted $15,329,088 of debt, interest and SAFE equity into common and preferred shares of stock.

During the year ended 2022, the Company recognized approximately $605,000 of non-cash operating lease right of use assets through the assumption of operating lease liabilities.

NOTE 14 – GOING CONCERN

The consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and does not include any adjustment to reflect the possible future effects on the recoverability and classification of assets and classification of liabilities that may result from uncertainty related to its ability to continue as a going concern within one year from the date of issuance of these consolidated financial statements. For the years ended December 31, 2023 and 2022, the Company incurred a net loss of approximately $9.0 million and $6.3 million, respectively. The Company had an accumulated deficit of approximately $34.2 and $25.1 million at December 31, 2023 and 2022, respectively. The Company had current liabilities in excess of current assets of approximately $13.5 and $19.4 million at December 31, 2023 and 2022, respectively. The Company had negative cash flows from operations during the years ended December 31, 2023 and 2022. To date, the Company's operations have been principally financed from proceeds from the issuance of equity, shareholder loans and cash generated from product sales.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon generating profitable operations in the future and/or to obtain the necessary financing to meet the Company's obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months. While the Company believes that it will be successful in obtaining the necessary financing and generating revenue to fund the Company's operations, meet regulatory requirements and achieve commercial goals, there are no assurances that such additional funding will be achieved and that the Company will succeed in its future operations.

The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

NOTE 15 – EQUITY

On February 16, 2023, Max USA converted from a limited liability company to a corporation.

As a result, the Company is authorized to issue up to 100,000,000 shares of Common Stock, of which 75,000,000 is designated as Class A Common Stock and 25,000,000 is designated as Class B Common Stock. In addition, the Company was authorized to issue up to 10,000,000 shares of Preferred Stock, of which 2,000,000 is designated as Series A Convertible Redeemable Preferred Stock ("Series A Preferred Stock"), 2,000,000 is designated as Series B 15% Convertible Redeemable Preferred Stock ("Series B Preferred Stock") and 6,000,000 shares of undesignated Preferred Stock as of December 31, 2023.

This was later amended as of April 29, 2024 to increase the authorized number of shares of Series A Preferred Stock by an additional 3,000,000 shares, to 5,000,000 shares in total, thereby increasing the total authorized number of shares of Preferred Stock from 10,000,000 to 13,000,000 shares.

Class A Common Stock

The Company has not issued any shares of its Class A Common Stock as of December 31, 2023.

Class B Common Stock

On February 16, 2023, when the Company was converted from a limited liability company to a corporation, the Company issued 5,999,982 shares of Class B Common Stock in exchange for the then outstanding interests held by the owners of the limited liability company. No additional shares of Class B Common Stock were issued by the Company thereafter as of December 31, 2023.

Series A Preferred Stock

The Company initially issued its Series A Preferred Stock on September 15, 2023, issuing 1,361,483 shares of Series A Preferred Stock. All of these shares were issued in connection with a conversion of amounts or promissory notes payable by the Company. The Company was obligated to issue additional shares of Series A Preferred Stock as of December 31, 2023 in lieu of payment of a cash dividend on those outstanding shares, however, the Company (with the consent and approval of the holders of the Series A Preferred Stock) later amended the terms of the Series A Preferred Stock with the filing of the Company's Third Amended and Restated Articles of Incorporation, which expressly stated in the designation for the Series A Preferred Stock that no such dividend was accrued or payable for the period ended December 31, 2023.

Series B Preferred Stock

The Company issued 193,668 shares of Series B Preferred Stock on September 15, 2023 in conversion of outstanding convertible instruments held by three investors in the Company. Thereafter, as a result of the Company's obligation to pay dividends in kind for the period from September 15, 2023 through December 31, 2023, on that later date, the Company issued 8,516 additional shares to satisfy its dividend obligation for the period ended December 31, 2023, for a total of 202,184 shares of Series B Preferred Stock outstanding as of December 31, 2023.

NOTE 16 – WARRANTS

During the year ended December 31, 2023, the Company has issued warrants to service providers on various different terms and conditions.

Significant inputs and results arising from the Damadoran Model process are as follows for the warrants:

Quoted market price on valuation date	$ 8.33
Effective contractual strike price	$0.83 - $6.67
Market volatility	42.2%
Contractual term to maturity	5 -10 years
Risk-adjusted interest rate	4.5%

Warrant activity for the years ended December 31, 2023 and 2022 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Warrants outstanding December 31, 2021	-	-	-
Issued	-	-	-
Exercised	-	-	-
Expired	-	-	-
Warrants outstanding December 31, 2022	-	-	-
Warrants exercisable December 31, 2022	-	-	-
Issued	581,654	4.85	6.61
Exercised	-	-	-
Expired	-	-	-
Warrants outstanding December 31, 2023	581,654	4.85	6.61
Warrants exercisable December 31, 2023	267,771	3.62	6.57

NOTE 17 – CONCENTRATIONS

The Company maintains its cash balances in respectable financial institutions that are generally insured by their respective depository agencies for various amounts for each financial institution. At various times, the Company's deposits may exceed the insurance levels.

Sales of the Company's two main products comprised approximately 63% and 67% of total revenue for the years ended December 31, 2023 and 2022, respectively. The Company purchased substantially all inventory from a single vendor for the years ended December 31, 2023 and 2022.

NOTE 18 – 401(K) RETIREMENT PLAN

The Company has a defined contribution 401(k) retirement plan for Max USA. The Company's contributions to the plan are based on matching 100% of the first 4% of base compensation that a participant contributes to the plan. The Company contributed $79,419 and $91,373 to this plan for the years ended December 31, 2023 and 2022, respectively.

NOTE 19 – SUBSEQUENT EVENTS

Subsequent to year-end, the Board of Directors passed a resolution setting Board compensation at $127,500 per year for each director.

The Company is obligated to issue warrants for the purchase of up to 1.2 million shares of Class B Common Stock at an exercise price of $1.67 a share related to marketing services for the period from February 1, 2024 to February 1, 2026.